UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

CENTRAL GOLDTRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3
Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST
(Registrant)

Date	June 15, 2010	By:	/s/ J.C. Stefan Spicer
(Signature)*
J.C. Stefan Spicer, President & CEO

2

EXHIBIT INDEX
CENTRAL GOLDTRUST

Exhibits to this Form 6-K

Exhibit    Description
99.1     CENTRAL GOLDTRUST ANNOUNCES PROPOSED OFFERING

EXHIBIT 99.1

CENTRAL GOLDTRUST

For Immediate Release to
Canada News Wire and
U.S. Disclosure Circuit

TSX SYMBOLS: GTU.UN (Cdn. $) and GTU.U (U.S. $)
NYSE AMEX EQUITIES SYMBOL: GTU (U.S. $)

 CENTRAL GOLDTRUST ANNOUNCES PROPOSED OFFERING

TORONTO, Ontario (June 15, 2010) - Central GoldTrust of Ancaster, Ontario announced today that it plans to offer Units of Central GoldTrust to the public in Canada (except Québec) and in the United States under its existing U.S.$800,000,000 base shelf prospectus dated June 8, 2009 and filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and under the multijurisdictional disclosure system in the United States pursuant to a proposed underwritten offering by CIBC. Central GoldTrust will only proceed with the offering if it is non-dilutive to the net asset value of the Units owned by the existing Unitholders of Central GoldTrust.

The entire original amount of U.S.$800,000,000 provided for in the base shelf prospectus is available for this offering.

Substantially all of the net proceeds of the offering will be used for gold bullion purchases, in keeping with the asset allocation provisions outlined in Central GoldTrust’s Declaration of Trust and the related policies established by its Board of Trustees. Any additional capital raised by the offering is expected to assist in reducing the annual expense ratio in favour of all Unitholders of Central GoldTrust.

Central GoldTrust has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities (except Québec) and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus and any other documents Central GoldTrust has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central GoldTrust and this offering. You may obtain a copy of the base shelf prospectus filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

Central GoldTrust, founded in April 2003, is a passive, self-governing, single purpose, closed-end trust, which presently holds approximately 98.7% of its net assets in unencumbered, long-term holdings of gold bullion, primarily in physical international bars with very minor amounts in certificate form. Central GoldTrust does not actively speculate with regard to short-term changes in gold prices. Central GoldTrust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The gold bullion is physically inspected by appointed Central GoldTrust Trustees and Officers in the presence of representatives of Central GoldTrust’s auditors, Ernst & Young LLP and bank officials. Central GoldTrust Units are quoted on the NYSE Amex Equities, symbol GTU and on the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at
Email: info@gold-trust.com Website: www.gold-trust.com Telephone: 905-304-GOLD (4653)